23002916

Washington, D.C. 20549

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SEC FILE NUMBER
8-65183

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ben Securities Company, LP

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

325 N. Saint Paul, Suite 2650
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Ezell	214-445-4732	greg.ezell@beneficient.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St Paul Street, Suite 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Welday, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ben Securities Company, L.P., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


JACQUELINE HERNANDEZ
Notary Public, State of Texas
Comm. Expires 12-17-2026
Notary ID 130055991

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BEN SECURITIES COMPANY, L.P.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

BEN SECURITIES COMPANY, L.P.
INDEX

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition
December 31, 2022 3

Statement of Operations
For the Year Ended December 31, 2022 4

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2022 5

Statement of Cash Flows
For the Year Ended December 31, 2022 6

Notes to Financial Statements
December 31, 2022 7

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of and For the Year Ended December 31, 2022

Schedule I: Computation of Net Capital Under SEC Rule 15c3-1 11

Schedule II & III: Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 12

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the General Partner of
Ben Securities Company, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ben Securities Company, L.P. (the Partnership) as of December 31, 2022, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Partnership's auditor since 2019.

Dallas, Texas
February 24, 2023

BEN SECURITIES COMPANY, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	161,776
Prepaid expenses		13,300
TOTAL ASSETS	$	175,076
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$	2,500
Accrued liabilities		60,252
TOTAL LIABILITIES		62,752
PARTNERS' CAPITAL		112,324
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	175,076

The accompanying notes are an integral part of these financial statements.

BEN SECURITIES COMPANY, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE	
Interest income	$ 1,679
Total revenue	1,679
EXPENSES	
Compensation and benefits	27,519
Occupancy and equipment	22,581
Regulatory fees and expenses	108,416
Professional and legal fees	123,806
Communications	12,123
Other expenses	742
Total expenses	295,187
Loss before taxes	(293,508)
Provision for state income taxes	-
NET LOSS	$ (293,508)

The accompanying notes are an integral part of these financial statements.

BEN SECURITIES COMPANY, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

	General Partner	Limited Partners	Total
Beginning Balance, January 1, 2022	$ 720	$ 125,112	$ 125,832
Contributions	-	280,000	280,000
Distributions	-	-	-
Net loss	(29)	(293,479)	(293,508)
Ending Balance, December 31, 2022	$ 691	$ 111,633	$ 112,324

The accompanying notes are an integral part of these financial statements.

BEN SECURITIES COMPANY, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
NET LOSS	$	(293,508)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets:		
Prepaid expenses		87,777
Increase (decrease) in liabilities:		
Accounts payable		2,500
Accrued expenses		60,252
Cash used in operating activities		(142,979)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		280,000
Cash provided by financing activities		280,000
NET INCREASE IN CASH		137,021
CASH AT BEGINNING OF YEAR		24,755
CASH AT END OF YEAR	$	161,776
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

Ben Securities Company, L.P. (formerly known as MHT Securities, L.P.), (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership participates in the private placement of securities of its affiliates and mergers and acquisitions. The general partner is Ben Markets Corporate Holdings, L.L.C.

On March 28, 2022, Ben Markets Management Holdings, L.P., a subsidiary of Ben Markets Corporate Holdings, L.L.C., completed its 100% acquisition of MHT Securities, L.P. for $0.3 million.

2. SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Presentation

The Partnership's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), and in conformity with the rules and regulations of the SEC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2022, the Partnership had net capital of $99,024 which was $94,024 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.6 to 1.

Revenue and Cost Recognition

Revenues are recorded when (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Partnership has satisfied the applicable performance obligation. The expenses that are directly related to such transaction are recorded as incurred and presented with operating expenses.

Revenues associated with the reimbursement of such expenses are recorded when the company is contractually entitled to reimbursement and presented within other income.

Expense Allocations

Certain expenses (including, but not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party based on the terms of the current expense sharing agreement. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to Texas state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2022, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2020-2022 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risks consist of cash maintained in banks and accounts receivable (if applicable). The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits.

3. RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control and the existence of that control creates operating results and financial positions that could be significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses with a related party. The Partnership's allocation of shared expenses for the year ended December 31, 2022 included $27,519 in compensation and benefits and $22,581 in occupancy and equipment. These allocated expenses totaled $50,100 for the year ended December 31, 2022 and were considered accrued liabilities as of December 31, 2022.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for the obligations of the Partnership.

5. Commitments and Contingencies

The Partnership does not have any commitments, guarantees or contingencies. The Partnership is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

6. Subsequent Events

The Partnership has reviewed events that have occurred after December 31, 2022 through February 24, 2023, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2022

BEN SECURITIES COMPANY, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
SCHEDULE I
DECEMBER 31, 2022

Net Capital Computation

Total partners' capital	$	112,324
Non-allowable assets:		
Prepaid expense		(13,300)
Total non-allowable assets		(13,300)
Haircuts on securities		-
Total changes in partners' capital		(13,300)
Net allowable capital	$	99,024

Computation of Basic Net Capital Requirement

Minimum net capital required	$	4,183
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	94,024

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	62,752
Percentage of aggregate indebtedness to allowable net capital		63.37%

There were no differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

See report of independent registered public accounting firm on supplemental schedules.

BEN SECURITIES COMPANY, L.P.
SCHEDULE II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE SEC 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2022

Statement Regarding Reserve Requirements and Possession or Control Requirements
The Partnership is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Partnership limits its business activities exclusively to participating in the private placement of securities of its affiliates. The Partnership (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

See report of independent registered public accounting firm on supplemental schedules.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the General Partner of
Ben Securities Company, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ben Securities Company, L.P. (the Partnership) stated that:

1. The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Partnership is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to (1) private placement of securities (2) merger and acquisitions throughout the most recent fiscal year; and
3. The Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Partnership's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Partnership limited its business activities exclusively to (1) private placement of securities (2) merger and acquisitions and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
February 24, 2023

Ben Securities Company, L.P. Exemption Report

Ben Securities Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities (2) merger and acquisitions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeff Welday, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President

Date of Report: February 2, 2023